                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]    Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

At the Special General Meeting of shareholders of Tefron Ltd. (the "COMPANY")
held on December 29, 2010, the shareholders of the Company approved, by the required majorities, each of the proposals included in the Company's proxy statement sent to shareholders in connection with the meeting and furnished to the Securities and Exchange Commission on Form 6-K on November 24, 2010.

The shareholders approved, among other items on the agenda, the following resolutions with respect to the following:

     o    the acquisition by the Company from Initimes Nouvelle Seamless, Inc.
          of all of Nouvelle's current and future purchase orders and other assets of its seamless business in exchange for the issuance by the
          Company of 600,000 ordinary shares, and all related transactions contemplate thereto;

     o    the issuance and sale by the Company of up to 2,768,094 ordinary shares in the aggregate to 7341148 Canada Inc., controlled by the
          Lieberman family, to Mivtach Shamir Holdings Ltd., and to each of
          Zilkha Partners L.P., Rimon Investments Master Fund L.P., and Fima
          Trust at a price per share of $2.10;

     o    a warrant to each of Mr. Martin Lieberman and Mr. Benny Lieberman to purchase up to 225,000 ordinary shares at an exercise price of $3.00 per share;

     o    election and compensation of three directors to Tefron's board of directors, Mr. Brahm M. Gelfand, Mr. Guy Shamir, and Mr. Yossi
          Shachak, including liability insurance and indemnification letters, for our newly elected directors;

     o    the grant of options to acquire up to 47,605 issued ordinary shares at an exercise price of $2.10 per share to Mr. Arnon Tiberg, the
          Company's Chairman of the Board of Directors; and

     o    the increase in the Company's authorized share capital from NIS
          69,995,500 to NIS 100,000,000.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       TEFRON LTD.

                                      (Registrant)

                                      By: /S/ Eran Rotem
                                      ------------------
                                      Name:  Eran Rotem
                                      Title: Chief Financial Officer

                                      By: /S/ Hanoch Zlotnik
                                      ----------------------
                                      Name:  Hanoch Zlotnik
                                      Title: Treasurer

Date: December 29, 2010

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